July 29, 2025

Heather Plutino
Chief Financial Officer
Citi Trends, Inc.
104 Coleman Boulevard
Savannah, Georgia 31408

       Re: Citi Trends, Inc.
           Form 10-K for Fiscal Year Ended February 1, 2025
           File No. 001-41886
Dear Heather Plutino:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services